UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

BIOCLINICA, INC.

(Name of Subject Company)

BIOCLINICA, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00025 per share, and associated Preferred Share Purchase Rights

(Title of Class of Securities)

09071B100

(CUSIP Number of Class of Securities)

Mark L. Weinstein

President and Chief Executive Officer

BioClinica, Inc.

826 Newtown-Yardley Road

Newtown, Pennsylvania 18940-1721

(267) 757-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Emilio Ragosa

Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, New Jersey 08540

(609) 919-6600

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission on February 11, 2013 (as amended from time to time, the “Schedule 14D-9”) by BioClinica, Inc., a Delaware corporation (“BioClinica”).  The Schedule 14D-9 relates to the tender offer which was commenced by BC Acquisition Corp., a Delaware corporation (“Purchaser”), to purchase all outstanding shares of common stock, par value $0.00025 per share of BioClinica, and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.00025 per share, of BioClinica (collectively, the “Shares”), at a price of $7.25 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.  The Offer was made in connection with the Agreement and Plan of Merger, dated as of January 29, 2013 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among BioCore Holdings, Inc., a Delaware corporation (“Parent”), Purchaser and BioClinica, a copy of which is attached as Exhibit (e)(1) to the Schedule 14D-9.

The information in this Amendment No. 3 is incorporated by reference to all of the applicable items in the Schedule 14D-9, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3.

You should read this Amendment No. 3 together with the Schedule 14D-9. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented by adding the following:

Expiration of the Offer

“At 12:00 midnight, New York City time, at the end of Monday, March 11, 2013, the Offer expired as scheduled.  Parent was advised by Computershare Trust Company, N.A. (the “Depositary”) that, as of the expiration of the Offer, a total of 13,912,736 Shares were validly tendered and not withdrawn in the tender offer, representing approximately 88.327% of the currently outstanding Shares (in addition to 2,252 Shares delivered through Notices of Guaranteed Delivery).

The number of Shares tendered pursuant to the Offer satisfies the Minimum Tender Condition.  Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn pursuant to the Offer and will promptly make payment to the Depositary for such Shares.

Purchaser currently intends to exercise its Top-Up right, pursuant to which Parent has an option to purchase, at a price per Share equal to the Offer Price, a number of newly issued Shares equal to the number of Shares sufficient to ensure that Purchaser and Parent could effect a short-form merger under applicable Delaware law.  Accordingly, Parent has delivered, or will deliver, a notice of such intent to BioClinica and pursuant to the Merger Agreement, the consummation of the Top-Up transaction is expected to take place on March 13, 2013.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up right, Purchaser will own sufficient Shares to effect a short-form merger under Delaware law without the vote of any other stockholder of the Company, and pursuant to which Purchaser will be merged with and into BioClinica, with BioClinica surviving the Merger and continuing as a wholly-owned subsidiary of Parent.  In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares owned by Parent, Purchaser or BioClinica, or by any direct or indirect wholly-owned subsidiary of Parent, Purchaser or BioClinica and (ii) Shares held by a stockholder who exercises appraisal rights with respect to the Shares, will automatically be converted into the right to receive the Offer Price.  All Shares converted into the right to receive the Offer Price shall be canceled and cease to exist.

On March 12, BioClinica and JLL issued a joint press release announcing the expiration and results of the Offer.  The full text of the press release is attached as Exhibit (a)(5)(F) to the Schedule 14D-9 and is incorporated herein by reference.”

ITEM 9.  EXHIBITS

Item 9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(F)  Joint Press Release dated March 12, 2013 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2013	BIOCLINICA, INC.

	By:	/s/ Mark L. Weinstein
	Name:	Mark L. Weinstein
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 11, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on February 11, 2013 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)

Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.*

(a)(2)(A)	Letter to Stockholders from the Chief Executive Officer of BioClinica, dated February 11, 2013.*

(a)(2)(B)	Opinion of EP Securities LLC, dated January 29, 2013.*

(a)(5)(A)	Form of Summary Advertisement published in The New York Times on February 11, 2013 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(5)(B)

Joint Press Release, dated January 30, 2013, of BioClinica and Parent regarding execution of the Agreement and Plan of Merger (incorporated by reference to Exhibit 99.1 to BioClinica’s Current Report on Form 8-K filed on January 30, 2013).

(a)(5)(C)	Joint Press Release, dated February 11, 2013 of BioClinica and Parent (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).

(a)(5)(D)	Section 262 of the Delaware General Corporation Law.*

(a)(5)(E)	Joint Press Release dated February 21, 2013 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

(a)(5)(F)	Joint Press Release dated March 12, 2013 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(e)(1)

Agreement and Plan of Merger, dated as of January 29, 2013, among Parent, Purchaser and BioClinica (incorporated by reference to Exhibit 2.1 to BioClinica’s Current Report on Form 8-K filed on January 30, 2013).

(e)(2)	Non-Disclosure Agreement, dated as of October 15, 2012, between BioClinica, Inc. and JLL Partners, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Letter Agreement re: Non-Disclosure Agreement, dated as of January 3, 2013, between BioClinica, Inc. and JLL Partners, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Exclusivity Letter, dated as of November 23, 2012, by and between BioClinica, Inc. and JLL Partners Inc.*

(e)(5)	Amendment to Exclusivity Letter, dated as of January 3, 2013, by and between BioClinica, Inc. and JLL Partners Inc.*

* Previously filed with the Schedule 14D-9, as amended.